Virolab, Inc.
1840 Gateway Drive, Suite 200
Foster City, CA  94404

June 24, 2011

Mr. Larry Spirgel
Division of Corporate Finance
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Virolab
Form 8-K, filed March 18, 2011
Commission File No.: 000-54059

Dear Mr. Spirgel:
On behalf Virolab, Inc. (the “Company”), I am pleased to respond to your letter dated April 19, 2011 (the “Comment Letter”) relating to the Company’s Current Report on Form 8-K as of March 18, 2011 (the “Form 8-K”), filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2011 (File No. 000-54059). Your letter was addressed to Ricardo Rosales, but since that time I have joined the company and now serve as its Chief Executive Officer.

For your convenience, our responses below are numbered to correspond to the comments in the Comment Letter (the “Comments”).

General

1. Pursuant to Item 101(h)(4)(ix), please discuss the effect of existing or probable governmental regulations on your business in the Summary and Business Sections, including a discussion of U.S. and Mexican laws applicable to vaccines and blood tests.

Response: Discussion has been added about what is required to receive approval for the Company’s products, including a brief summary near the beginning of the business section, and a more extensive discussion under “Government Regulation”, including “Regulations applicable to therapeutic vaccine candidate” and “Regulations applicable to diagnostic test.”

Mr. Larry Spirgel
June 24, 2011

Item 5.06 Change in Shell Company Status

2. Please provide disclosure with respect to all material relationships that existed between Accelerated Acquisition X and its affiliates, on the one hand, and Virolab S de RL de CV and its affiliates, on the other hand, prior to the time of the Share Purchase Agreement. Refer to Item 2.01(c) and (d) of Form 8-K. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles. Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

Response: The filing has been amended to include the items required under 2.01(c) and (d) of Regulation S-K in Item 2.01 of the Current Report on Form 8-K. The amended filing indicates that “aside from the Licensor, Virolab Mexico, Dr. Rosales, AVP and Mr. Neher, no other parties have an interest related to the Share Purchase Agreement or the Licensing Transaction.”

3. Please provide disclosure regarding the transaction with Virolab S de RL de CV pursuant to Item 2.01 in your amendment.

Response: The filing has been amended to include Item 2.01, which includes disclosure of the transaction with Virolab Mexico and the consulting arrangement with AVP.

4. We note your disclosure that you were a shell company. Please prominently disclose that your outstanding securities may only be resold through registration under the Securities Act of 1933, Section 4(1) if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your filing, including in your risk factors, to account of the implications of being a shell company.

Response: The filing has been amended to include prominent cautionary language that our outstanding securities may only be resold through registration under the Securities Act and to account for the implications of being a shell company. Bolded disclosure that our securities may only be resold if registered, or under an applicable exemption, is contained immediately below “Item 5.06,” immediately before “Our business,” and in “Description of Securities”. In addition, disclosure is also contained within “Market Price of the Registrant’s Common Equity” section of “Common Equity and Related Stockholder Matters,” in “Plan of Operation” and elsewhere in the filing. Disclosure of the implications of being a shell company is contained in “Our business” shortly below the description of the licensing agreement and in “Common Stock” within the section “Description of Securities”.
We also discuss in the “Risk Factors” section the fact that the securities are not registered and may never be registered, as well as our prior shell status and risks associated with investing in a previous shell company with a limited operating history.

Mr. Larry Spirgel
June 24, 2011

Our Business

5. We note that some of your language is overly technical. Please replace technical language and jargon with language that can be understood by investors who are not familiar with your industry. Also, please provide an explanation of the following terms where you first use them.

•	“immunological diagnostic testing
•	“curative vaccine”
•	“immune reactive test”
•	“oncogenic human papillomavirus”
•	“therapeutic vaccine”
•	“ELISA procedure”

Response: The filing has been amended to reduce the technical terms and jargon, or where we feel that it is necessary, describes the technology so it can be understood by investors not familiar with our industry. In response to the Staff’s request, we have eliminated the need to include the first four bullet points above, as well as other previously-used technical terms in various locations in the document, and have defined the terms in the last two bullet-points when they are first used so that they can be better understood by readers not familiar with our industry.

6. We note your disclosure of industry and market statistics and information. Please revise your disclosure to attribute the statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support.

Response: The filing has been amended to identify the published sources of information relating to the investigational drugs or diagnostic tests of the Company. Any estimates provided by the Company have been clarified with assumptions used to come up with the estimates (such as prevalence in determining market size), or the estimates have been eliminated. A hard copy of this submission includes from the World Health Organization and a history of the MVA smallpox vaccination which are cross-referenced as requested to the Company’s filing.

Mr. Larry Spirgel
June 24, 2011

7. Given the early stages of development of your product candidate, it is not appropriate to state or imply that your product candidate is or will be more effective than other therapies. Please revise the following statements:

•	Page 5 “The technology developed is first curative vaccine for pre-cancerous and cancerous lesions of the Cervix…”

•	Page 5: “Patients from around the world, including the U.S., have already been successfully treated.”

•
Page 7: “A distinctive advantage of MEL-1 is that it eliminates HPV from the patient, whether female or male. This means that for the first time HPV can be cleared from both women and men and the spread of the virus can be stopped. This makes it possible to eliminate one of the leading causes of women’s death in the world”

•
Page 9: “Regardless of whether the preventative vaccine actually works and those 12.5 million women might be spared of HPV infection, and thus of the cervical cancer, the only scientific cure for the other women at risk is the company’s MEL-1 Vaccine.”

•
Page 9: “We should note that while most of these companies are working on preventative vaccines, our product is used as a treatment and cure for pre-cancerous and cancerous lesions, as well as eliminating HPV.”

Response: The Company agrees that it is not appropriate to state or imply that our product candidate is or will be more effective than other currently approved therapies and the filing has been amended to eliminate such statements and implications. For example, we no longer refer to “curative” or “cure” anywhere in the filing. We no longer refer to “successful treatment” in the filing (although we do refer to our clinical trial results, see elsewhere in this letter for more information). The phrases in the first four bullet points listed above have been eliminated from the filing. Regarding the fifth bullet point, the Company has revised its disclosure, but respectfully submits that we believe it is appropriate to refer to the outcomes of clinical trials, such as observed response rate of the vaccine candidate, when such statement is supported by clinical data and the source of such data is cited and clear in the statements made. We believe that in all of these instances the Company’s amended filing clearly notes that the statements refer to its product candidate specifically as a product candidate or as an investigational drug that is not currently approved. We have defined our use of the term “therapeutic” and note its “potential to clear” lesions based on response rates from the clinical trials. Since the product candidate is not approved we avoid referring to how the product candidate “is used” as noted in the fifth bullet.

8. We note that the Share Purchase Agreement with Virolab S de RL de CV is dated February 27, 2011. Please revise your disclosure on page 4 that the Share Purchase Agreement was entered into on February 22, 2011.

Mr. Larry Spirgel
June 24, 2011

Response: The filing has been amended to include the correct date of the Share Purchase Agreement.

9. You disclose that, as a result of the purchase of 22,350,000 shares by Virolab S de RL de CV and the cancellation of shares by Accelerated Venture Partners LLC, Virolab S de RL de CV owned approximately 94% of the company’s issued and outstanding shares, and Accelerated Venture Partners owned approximately 6%. Please account for the immediate exercise by Accelerated Venture Partners of an option to purchase 1,500,000 shares under the consulting services agreement entered into on February 27, 2011, the same date as the Share Purchase Agreement.

Response: The filing has been amended to include all shares owned by Accelerated Venture Partners.

10. You disclose on page 5 that the company has an agreement with a clinic in the City of Tijuana that will administer the therapy to overseas patients coming to Mexico to get treatment. Please disclose the material terms of this agreement and file the agreement as an exhibit.

Response: The filing has been amended to correct this statement. The Company does not have an agreement with a clinic in the City of Tijuana to administer therapy to patients. Virolab Mexico had previously entered into an agreement with the City of Tijuana to allow the clinic to administer the treatment to patients of that clinic under a phase 4 clinical trial protocol that has been approved by the drug regulatory authorities in Mexico. However, no work has started at the Tijuana site, either under the Company’s or Virolab Mexico’s supervision. The Company apologizes for the incorrect statement in its earlier filing, and the amended document does not refer to work or agreements of Virolab Mexico as those of Virolab, Inc. We further note that Virolab Mexico is presently conducting the phase 4 trial at several other sites, and this disclosure is included in the amended filing, but Virolab, Inc. is not a party to any of the agreements with the clinical sites and thus no additional exhibits are included.

As the Company enters into new agreements, the Company will evaluate whether they are material, and if so file as exhibits to future 8-K, 10-Q or 10-K filings as appropriate.

Clinical Protocols

11. Please prominently disclose throughout your filing that all of your clinical trials have taken place in Mexico and that your HPV vaccine and HPV diagnostic test have not been approved by the U.S. Federal Drug Administration. In addition, revise your disclosure to provide a more detailed description of the clinical protocols in Mexico for pre-clinical, Phase I, Phase II, Phase IIB, Phase III and Phase IV clinical trials. For each of your clinical trials please provide the following information:

Mr. Larry Spirgel
June 24, 2011

•	Who conducted the trial;
•	Name of the product candidate used in the trial;
•	Specific treatment(s) evaluated in the trial;
•	Start and end dates for each trial;
•	The specific protocols for each trial, including whether it was randomized, blinded, etc.;
•	Eligibility requirements for participants in each trial;
•	The number of participants in each trial, including the size of the control group;
•	The number of participants that completed the trial;
•	Any adverse events experienced during the trial;
•	Describe the criteria for determining efficacy for each product candidate, including whether such criteria is generally used in similar trials involving HPV;
•	Whether you had to obtain governmental approval prior to each trial and, if so, whether such approval was obtained;
•	Where the results of each report were published and if the results or articles were peer reviewed prior to publication; and
•	Names of the sites that participated in each trial.

Response: The Company has amended its filing to include the relevant information for each trial. In some instances the all of the above-noted requested information was not specifically included, for example we believe it is more meaningful to list the location of clinical sites and countries of these sites rather than the names of the individual clinic, and much of the requested information is not relevant for pre-clinical studies (lab cultures, rodent studies, etc.) but we hope you can see that the intent of your comment – to include all material relevant information for each clinical trial mentioned – has been fully addressed in the amended filing. The requested information is located in a chart within the section “Clinical Trials of Therapeutic Vaccine Candidate” and the paragraphs immediately preceding and following.

12. Provide more detailed disclosure regarding your HPV diagnostic test. Disclose whether you have conducted clinical trials, and if so, provide the disclosure requested in the commentary directly above. Disclose whether your diagnostic test reveals the subtypes of HPV and why this would be important.

Response: The Company has amended its filing to include the relevant information for its HPV test. The Company further notes that the clinical trial process for investigational drugs differs from diagnostic tests, and has clarified this in its filing. The revised disclosure is contained in the section entitled “Virolab’s HPV Diagnostic Test”.

Patents

13. Please expand your disclosure in this section to identify all your material patents, trademarks, and copyrights and the jurisdictions in which they were filed, the dates issued, the products to which they relate, and expiration dates.

Mr. Larry Spirgel
June 24, 2011

Response: The Company has amended its filing to clearly state that it does not have any issued patents. The Company believes that copyrights and trademarks are currently not relevant to its business.

Competition for the Blood Test

14. We note your disclosure that your EDIVPH blood test is “licensed.” Please provide additional disclosure regarding the applicable licensing process, including the name of the licensing body, duration of such license and requirements for obtaining such a license. In addition, please explain what benefits you receive from such licensing.

Response: The Company has deleted the reference to “licensed”. The Company further notes that while the test has approval from health authorities in Mexico for use in diagnosing HPV, neither Virolab, Inc. nor Virolab Mexico has approval to sell the test. The fact that we do not have approval to sell the diagnostic test is indicated in the amended filing. Discussion of approval process in general is described under “Government Regulation” in “Regulations Applicable to Diagnostic Test.”

15. Please provide some context for your discussion of the blood test methodologies described in this section. For example, describe each methodology’s place in the competitive landscape for HPV blood tests.

Response: The filing has been amended to reduce the disclosure of the various diagnostic tests used in practice today. The amended filing also indicates that we believe all of the existing methods are used in practice. However, the amended filing also better indicates that the differentiating feature of the Company’s diagnostic test is the lack of need for a cervical tissue sample, unlike any of the other current tests, which renders differentiation and relative market position of each existing test less important.

Risk Factors

16. Most of your risk factors on pages 10 through 17 are generic and could apply to any company. Please revise your risk factors to clearly explain how they apply to your company. Provide context that illustrate how the risks apply to you and the likelihood and magnitude of the risk.

Response: The Company has amended its filing and completely re-written its risk factors, including deletion of risks that are not applicable and inclusion of more information about how the identified risks apply to the Company. The risk factors overall are shorter in length and more specific to the Company.

Mr. Larry Spirgel
June 24, 2011

We have a need to raise additional capital

17. We note in your disclosure that you intend to seek $10 million in funding in 2011 and 2012. Please provide specific disclosure in your Business and Management’s Discussion and Analysis sections of how you plan to raise and use these funds over the next two years, including the amount of these proceeds you intend to allocate to (i) the development of each of your specific product candidates, (ii) research and development of other product candidates and (iii) working capital, capital expenditures and general corporate purposes. Please include a discussion of the impact on your business plans if you are unable to raise all of these funds. In addition, please disclose the minimum amount you think you would need to raise to execute on your business plan over the next twelve months.

Response: The Company has amended its filing to include additional disclosure related to its need for additional capital, its plans to raise capital and in general its plans for the use of the capital, if raised. The Company notes that it is unable to determine the amount of funds expected to be expended in the above areas as the Company has not had any discussions with regulatory authorities and as such does not yet know the requirements for approval, and has disclosed this in its filing.

18. Please explain your reference in this risk factor to “the market for purchases of building materials and homes by commercial enterprises” and your reference in the heading of the following risk factor to your management’s lack of “meaningful experience in the marketing of the Licensed building material products.”

Response: The Company has deleted these risk factors and apologizes for their inclusion. These risk factors were applicable to Accelerated Acquisitions XI, Inc. and the Company notes that their inclusion in the Accelerated Acquisitions X, Inc. risk factors was an error. The Company further notes that since the time of the initial 8-K filing the Company has hired additional personnel to eliminate errors such as this in the future.

We incur costs associated with SEC reporting compliance

19. Please explain your statement that you became “an SEC ‘reporting company’ in order to comply with applicable laws and regulations.”

Response: The Company has deleted this statement from the filing.

There is currently no market for our securities

20. Please revise this risk factor to clarify that you have not been approved for trading on the OTCBB. The OTCBB is a quotation system rather than an exchange. Please disclose whether you have contacted a market maker about applying on your behalf to have your shares quoted on the OTCBB.

Mr. Larry Spirgel
June 24, 2011

Response: The Company has amended its filing to include more information regarding the identified risk factor and the risks associated with a security that currently does not trade on any markets. The Company notes to the Staff that it has not requested any market makers to quote shares in Virolab’s securities.

We have incurred losses since inception

21. We note that you intend to seek commercial approval for sales of your product candidates in Mexico and Central and South America. Please add a separate risk factor that addresses all of the risks to your business related to your lack of experience in obtaining marketing approval and commercializing product candidates in these markets.

Response: The Company has amended its risk factors. The Company further notes that it does not have experience in obtaining approval or in commercializing products anywhere in the world, and has amended its filing accordingly. The amended filing does not disclose specific commercialization plans for any countries in the world, and accordingly the risk factors do not disclose specific risks for countries such as Mexico or the Latin American countries.

None of our human vaccine product candidates has been approved for sale

22. Please reconcile your statement in the heading of this risk factor that none of your human vaccine product candidates has been approved for sale with your statement in the preceding risk factor that you are able to “sell the current products at minimal cost under a Phase IV clinical protocol in Mexico” and your statement at the bottom of page 5 that the company “currently has enough inventory to treat approximately 7,000 patients, which it is allowed to sell immediately under the current protocols.”

Response: The Company also references its response to comment number 10, and notes that it has amended its filing to correct for inconsistencies in disclosures related to the phase 4 protocol approved in Mexico and the status of the inventory transferred from the Licensor. While regulations in Mexico permit a trial sponsor to charge participants in phase 4 clinical trials, the Company has not decided whether to pursue this route, or if so, how best to do so. The Company also informs the staff that it does not have any inventory of product. While Virolab Mexico has produced approximately 7,000 doses of the vaccine, such inventory would only be transferred to Virolab, Inc. if Virolab, Inc. purchases the inventory from Virolab Mexico, which is the intention of the phrase “Inventory production cost not included/ to be paid as sold” in the licensing agreement.

If we lose or are unable to secure collaborators or partners

23. Please identify the partners and collaborators that you have arrangements with for the development, manufacture and commercialization of your product candidates. To the extent you have any agreements with such collaborates, please describe in your Business section the material terms of such arrangements. Please file any material agreements with your partners or collaborators as an exhibit.

Mr. Larry Spirgel
June 24, 2011

Response: The Company has amended its risk factors to clarify that the risk applies to future collaborators or partners and not existing relationships.

We have agreements with government agencies

24. Please identify the government agencies that you have entered into agreements with related to your product candidates. Please describe the material terms of such agreements in your Business section. Please file any material governmental agreements as exhibits.

Response: The Company has deleted this risk factor as it is overly general and not applicable.

We and our collaborators rely on third parties to conduct our clinical trials

25. Please identify the contract research organization that you, or your collaborators, rely on to monitor and manage your clinical programs. Please describe in your Business section the material terms of your arrangements with these CROs. Please file any material agreements with your CROs as an exhibit.

Response: The Company has amended the risk factor to be forward-looking, as the Company contemplates entering into agreements with third parties for its future clinical trials, but does not presently have any clinical trials that it is conducting.

We and the contract manufacturers on whom we rely

26. Please identify the manufacturers that you rely on to produce your product supplies for your clinical trials. To the extent you have written agreements with your manufacturers, please describe in your Business section the material terms of such arrangements. Pleas file any material agreements with your manufacturing partners as exhibits.

Response: The Company has amended the risk factor to note that it presently does not have any manufacturing capability. The risk factor now notes what the primary risks are if it chooses to manufacture itself, or if it chooses to rely on contract manufacturers.

We may be subject to stockholder litigation

27. Please provide disclosure regarding “the Merger” disclosed in this risk factor. We also note that you have only two shareholders and they are both affiliated with your directors. Please clarify whether you have knowledge that one or both of this shareholders intend to bring an action against the company.

Response: The Company has deleted this overly general risk factor and informs the Staff that there was no “merger” as disclosed in the risk factor. The Company further informs the Staff that it is not aware of any intention of either of its shareholders to bring action against the Company.

Mr. Larry Spirgel
June 24, 2011

Risk Related to Our Intellectual Property

28. Please revise the risks in this section to clarify that you currently do not have any U.S. patents. In addition, please revise this section to discuss the risks related to your intellectual property under Mexican law.

Response: The Company has amended the risk factor as requested.

Management’s Discussion and Analysis

29. Refer to page four of the Licensing Agreement files as Exhibit 10.1. Please expand MD&A to include a discussion of the material terms of the licensing agreement, including but not limited to the amount of royalty in Section 2.1, the conditions required to be met to avoid termination of the license agreement, financing required and assets contributed.

Response: The Company has amended its MD&A to include its material obligations.

Security Ownership of Certain Beneficial Owners and Management

30. According to your disclosure on page 4, the company issued 23,350,000 million shares of its common stock to Virolab S de RL de CV. Please add Virolab S de RL de CV to this table.

Response: The Company has updated both the table and the notes to the table.

31. Please identify the natural person(s) who exercise voting or investment control over the shares beneficially held by Accelerated Venture Partners, LLC.

Response: The Company has updated both the table and the notes to the table.

Financial Statements

32. Refer to page 17 of the Licensing Agreement filed as Exhibit 10.1. We note that assets were contributed to the registrant in conjunction with the Licensing Agreement, such as an inventory of 7,000 treatments of the vaccine. Based on this disclosure, it appears that Virolab S de RL de CV had operations at the time of the share exchange with Accelerated Acquisition X. We also note that you have not included financial statements for Virolab S de RL de CV required pursuant to item 9.01 of Form 8-K Please expand the disclosure in the document to clarify the reason such financial statements for Virolab S de RL de CV are not included, despite receiving operating assets such as the inventory of vaccine. Alternatively, revise to include audited financial statements of Virolab S de RL de CV require by Rule 8-04(b) of Regulation S-X.

Mr. Larry Spirgel
June 24, 2011

Response: The Company notes that assets contributed to the Company under the Licensing Agreement by Virolab Mexico largely consist of a body of knowledge related to the investigational therapeutic vaccine for HPV. The inventory of up to 7,000 doses of the vaccine will only be transferred by Virolab Mexico to the Company if the Company pays Virolab Mexico for its production cost of the vaccine. The vaccine potentially available from Virolab Mexico is research and development material, and neither Virolab Mexico nor Virolab, Inc. has approval to sell it anywhere in the world.

Virolab Mexico had research and development operations at the time of the licensing agreement, as it has conducted years of work on the HPV products licensed to the Company as well as on other product candidates, such as vaccines for treatment of herpes types 1 and 2, hepatitis C virus, and toxoplasmosis. Virolab, Inc does not have any rights to these other investigational vaccines, diagnostic tests or product candidates. The Company further notes that while there was a sale of a majority of our outstanding common stock to Virolab Mexico and a subsequent licensing agreement, there was no other stock sale or exchange. The licensing arrangement made with Virolab Mexico is specifically for the purpose of further development of one of its vaccine candidates.

We note that we did not acquire a majority of the assets of Virolab Mexico in the licensing agreement, and do not believe that any merger transaction has taken place which would warrant inclusion of separate financial statements of Virolab Mexico or consolidation of Virolab Mexico into the Company’s financial statements.

The Company notes that it has disclosed the related party nature of its transactions with Virolab Mexico, and when it issues future financial statements after the date of the transaction it will include appropriate related party disclosures in compliance with the Rules of Regulation S-X.

33. Refer to your Risk Factor disclosure on page 14. Please expand the notes to the financial statements and MD&A to clarify the nature of the current contract terms and business arrangements that may be subject to “future changes in our revenue recognition and/or other accounting policies and practices” due to “future interpretations or changes by the regulators”.

Response: The Company has deleted this overly general risk factor in its amended filing.

In submitting this response and amending the Current Report on Form 8-K, Virolab, Inc. acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not asset staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company thanks the SEC staff for its review and comments on our Form 8-K. If you would like to further discuss any comments, please do not hesitate to call me at (650) 454-0811.

Very truly yours,

/s/ James A.D. Smith

James A.D. Smith
Chief Executive Officer